UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2021 Nine Month Trading Update (Unaudited)
15th October 2021	Pearson, the world's leading learning company, is today providing an update on trading for the nine months ending September 30th 2021.

Andy Bird, Chief Executive said:
"We are encouraged with our strategic, financial and operational progress, despite the continuing effects of COVID-19 in some markets and its impact on enrolments in the back to school period. At this important stage of the year, we are on track to meet market expectations for the full year.

"Pearson+ has made a promising start following its launch in late July with over 2m registered users and a strong response from students, faculty and authors. This is a significant step for Pearson, strengthening our direct-to-consumer offer that will underpin our drive for sustainable growth over the coming years. The growing pace and momentum in Pearson reinforces our confidence going forward."

Highlights
Good strategic progress, full year outlook unchanged. Strong performance in Assessment & Qualifications helps offset declining enrolments in Higher Education

Group underlying revenue up 10% for the nine months
●     Virtual Learning revenue grew 14% reflecting strong enrolment growth in Virtual Schools in the 2020/21 school year and flat revenue in Online Program Management with underlying growth offset by discontinued programs
●     Higher Education revenue was down 7% as growth in international courseware was offset by a decline in US Higher Education Courseware
●     English Language Learning revenue grew 15% with strong growth in Pearson Test of English (PTE) and courseware following test centre and school closures in 2020
●     Workforce Skills revenue grew 5% due mainly to growth in GED and Talent Lens following COVID-19 impacts in 2020
●     Assessment & Qualifications revenue grew 24% with a strong performance across Pearson VUE, School Assessment and Clinical Assessment
●     Revenue in businesses held under Strategic Review grew 7% driven by a COVID-19 recovery in courseware and a phasing benefit in school purchases in South Africa in Q3 2021

Continued good strategic and operational progress with Pearson+ advancing well
●     New organisational structure fully operational; Pearson reporting against its new divisions
●     New US learning app, Pearson+, launched in late July and is progressing well with over 2m registered users, and an App store rating of 4.7
●     Workforce Skills division strengthened with the completion of a strategically significant acquisition in Faethm, the workforce AI and predictive analytics company
●     The disposal of Brazilian K12 Sistemas business completed on the 1st October 2021
●     Moving to the next stage of our strategic review, we have commenced marketing the majority of Pearson's international courseware local publishing businesses

2021 outlook reaffirmed
●      Pearson remains on track to deliver adjusted operating profit for FY21 in line with market expectations*

Financial summary
Underlying growth for the nine months ended 30th September 2021
Sales
Virtual Learning	14% (7%) 15% 5% 24% 7% 10%
Higher Education
English Language Learning
Workforce Skills
Assessment & Qualifications
Businesses under strategic review
Total

Notes
* On 8 March 2021 Pearson stated that it expected year on year revenue growth with adjusted operating profit in line with then prevailing market expectations according to VUMA published consensus on 3 March 2021 of £377m at USD:GBP 1.36.

Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements and portfolio changes.

Nine-month trading
In Virtual Learning revenue grew 14% with strong growth in Virtual Schools reflecting enrolment growth in the 2020/21 academic year and school district partnerships with flat revenue in Online Program Management.

In Virtual Schools we have seen slight enrolment growth for the 2021/22 academic year due to the continuing uncertainty around COVID-19 in the US but we expect revenue to be broadly flat in H2 due to pricing mix. This mix pressure has been caused by an uneven enrolment distribution across the states with a higher rise in typically lower funded states.

In Online Program Management underlying growth was offset by the impact of discontinued programs in the US and Australia which we expect to end this year. Underlying course enrolments (excluding discontinued programs) grew 8%.

Higher Education revenue was down 7% as growth in international courseware, including Canada and the UK, was more than offset by a 9% decline in US Higher Education Courseware. While no market data for the full back to school period is available as yet, Pearson's internal analysis indicates a decline in enrolments, particularly in community colleges, following a surge in COVID-19 infections in the key back to school period, and a strengthening of the US labour market.

We also saw an impact to our print:digital mix with print and packages continuing to decline in favour of platform and etexts, but not as acutely as seen in previous years.

There has been continued momentum in Inclusive Access with sales to not-for-profit institutions up 21% on last year.

Pearson's new learning app, Pearson+, launched in late July as part of our strategy to build strong, long-term relationships with millions of students. The app provides a better user experience for students with enhanced functionality and will accelerate our recapture of the secondary market. We have seen encouraging progress to date, with over 2m registered users, reflecting a strong uptake from MyLab and Mastering users and more than 100k paid subscriptions.

In English Language Learning (ELL) revenue grew 15% due mainly to a COVID-19 recovery from 2020. PTE revenue grew strongly as the majority of test centres reopened but remains under pressure due to reduced global mobility and border closures in our key market, Australia. We see strong future growth opportunities for PTE in the UK-bound market with the winning of the UK Home Office SELT contract in 2019. English courseware rebounded strongly driven by international growth in most markets, although growth in China was negatively impacted in the third quarter by recent government reforms.

In Workforce Skills revenue grew 5% mainly due to growth in GED and Talent Lens which had been impacted by COVID-19 in 2020. BTEC and apprenticeship revenue was flat.

Pearson announced the small but strategically significant acquisition of Faethm, the workforce AI and predictive analytics company in Q3. Faethm's market-leading data, insights and AI capabilities provide Pearson with the tools to help businesses understand the skills they have today and those that they will need for the future. Pearson intends to combine this with its deep learning expertise to provide content and experiences that help companies re-skill, re-train and re-mobilise their people.

In Assessment and Qualifications revenue grew strongly, despite a challenging comparison in the third quarter, up 24%.

In Pearson VUE, sales grew strongly due to a recovery post COVID-19, as well as ongoing high growth of Pearson's online proctoring service, OnVue, where test volumes rose to 2.3m compared with 1.3m in the same period in 2020. Despite a challenging comparator, Pearson VUE testing volumes grew 3.5% in the third quarter, driven by growth in the IT and Regulatory segment along with continued demand for online proctoring.

In Pearson VUE, following a planned review of its driving theory test contract, the DVSA has disaggregated the contract into a number of geographical tenders. While Pearson has been awarded a five year contract to run one of these contracts, as well as successfully extending our contract for the delivery platform, this will have a modest negative impact on 2022 revenue in VUE.

US Student Assessment revenue grew well following exam cancellations in 2020 with a phasing benefit in the third quarter given a shift in some state testing to the Fall.

In US Clinical Assessment revenue rebounded strongly with the reopening of schools and the delivery of a backlog of education assessments.

UK School Assessment revenue was slightly down due to a higher rebate of exam fees to schools vs 2020, partially offset by growth in courseware.

Strong financial position
Pearson's financial position remains robust, with low net debt and strong liquidity. At 30th September net debt stood at £0.7bn compared to £0.9bn in 2020 with strong operating cashflow offset by dividends.

Contacts
Investor Relations	Jo Russell Anjali Kotak	+44 (0) 7785 451 266 +44 (0) 7940 490 442
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269
Video event	Pearson's nine-month trading update virtual presentation for investors and analysts from 0830 (BST). Register to receive login details: https://pearson.connectid.cloud/register/

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 15 October 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary